

Ken Burke · 2nd

Founder of entrepreneurNOW! Network (a Microcasting Networks Company) | Speaker | Serial Entrepreneur | Mentor | Author

Petaluma, California · 500+ connections · **Contact info**

 **LinkedIn e-learning**

 **University of Southe California - Marshall**

Providing services

Leadership Development, Public Speaking, Change Management, Training, Management Consulting, Finance Consulting, Business Consulting, Financial Planning,...

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Meet Ken
Ken Burke

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Experience



Online Instructor for Entrepreneurs

LinkedIn e-learning · Freelance

Sep 2019 – Present · 8 mos

I have over 20 courses on LinkedIn Learning. Check out my courses under the Entrepreneur category or copy this link to go directly to all my courses:
https://www.linkedin.com/learning/instructors/entrepreneurnow



Founder and CEO

entrepreneurNOW!

Nov 2017 – Present · 2 yrs 6 mos

San Francisco Bay Area

The EntrepreneurNOW! Network is the first network created by Microcasting Network's Human Enrichment Platform. This network is dedicated to helping entrepreneurs create, run and grow their businesses. In addition to hundreds of OnDemand videos, worksheets and resources, live events and robust community, the network also offers live one on one and group me ...see mor



Microcasting Networks

2 yrs 6 mos



Founder and CEO

Nov 2017 – Present · 2 yrs 6 mos

San Francisco Bay Area

Microcasting Networks is creating the next generation of online learning experiences which combines AI technology with social and micro learning to create a truly unique experience. Each Network brings together like-minded individuals with highly targeted education delivering highly effective education in small bursts exactly when it is needed. ...see mor

○ **CEO**
Nov 2017 – Present · 2 yrs 6 mos
Petaluma

 **Board Of Directors**
eZdia Inc.
May 2017 – Present · 3 yrs
San Francisco Bay Area

Ezdia is focused in developing high quality SEO content at scale using its proprietary technology platform.
Major clients include Amazon and Walmart.

 **Board Member**
Smári Organics
Feb 2019 – Present · 1 yr 3 mos
San Francisco Bay Area

Smari Organics is an exciting consumer products company who recently launched a line of cold brew coffee products called Kaffi.

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Education

 **University of Southern California - Marshall School of Business**
MBA, Entrepreneurship
1989 – 1993

Skills & Endorsements

E-commerce · 99+

 Endorsed by **Jason Marshall and 27 others who are highly skilled at this**

 Endorsed by **2 of Ken's colleagues at eZc**

Start-ups · 85

 Endorsed by **Len Eschweiler and 4 others who are highly skilled at this**

 Endorsed by **39 of Ken's colleagues at MarketLive, Inc.**

Strategic Partnerships · 54

 Endorsed by **25 of Ken's colleagues at** MarketLive, Inc.

 Endorsed by **11 people who know Strateg** Partnerships

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